GENCO SHIPPING & TRADING LIMITED

299 Park Avenue, 12th Floor
New York, New York 10171

October 19, 2015

VIA EDGAR AND U.S. MAIL

Ms. Melissa Raminpour
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	Genco Shipping & Trading Limited
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
Form 10-K/A for the Year Ended December 31, 2014
Filed April 30, 2015
Response Dated September 18, 2015
File No. 001-33393

Ladies and Gentlemen:

Reference is made to a letter dated October 15, 2015 (the “Comment Letter”) to Mr. John Wobensmith, President of Genco Shipping & Trading Limited (the “Company”), setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to the Annual Report on Form 10-K for the year ended December 31, 2014, filed by the Company on March 2, 2015, the Annual Report on Form 10-K/A (the “Form 10-K/A”) for the year ended December 31, 2014, filed by the Company on April 30, 2015 (collectively, the “Annual Report”) and the Company’s response letter dated September 18, 2015 (the “Original Response Letter”) to the Staff’s comment letter dated August 24, 2015.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

As described in in the Original Response Letter and in the Company’s Current Report on Form 8-K dated September 18, 2015, the Company intends to file an amendment to the Annual Report (the “Amended Annual Report”).

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.

Form 10-K/A for the Year Ended December 31, 2014

Item 6. Selected Financial Data, Page 4

1.	We note your response to our prior comment 1 and the revised table of selected consolidated financial data included in Annex 1. Please revise to indicate at the top of the column that the period from January 1 to July 9, 2014 is the Predecessor period as opposed to the Successor period and appropriately adjust the vertical black line separating the Successor and Predecessor columns.

The Company will so revise the table of selected consolidated financial data in the Amended Annual Report.

Other

2.	Please file an amended Form 10-K for the year ended December 31, 2014 as soon as possible to reflect the changes indicated in your response letters.

Concurrently with this letter, the Company is filing the Amended Annual Report.

In addition, as requested by the Staff, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to our reports.  Please feel free to contact the undersigned at (646) 443-8550 for any additional information.

Sincerely,

/s/ John C. Wobensmith

John C. Wobensmith
President